Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2020 First-Quarter Unaudited Financial Results

– Record First Quarter Report for Revenues, Gross Profit, Adjusted EBITDA and Gross billing

– Second Consecutive Quarter of Positive Adjusted Net Income

Hong Kong, May 22, 2020 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced unaudited financial results for the first quarter ended March 31, 2020.

	Three Months Ended March 31,
	2020	2019	Percentage change
(US$ in thousands)
(Unaudited)
Financial Metrics:
Revenue
Marketing solutions	44,632	37,759	18%
Enterprise solutions	4,403	1,459	202%
Total revenue	49,035	39,218	25%
Gross profit	13,263	12,390	7%
Adjusted EBITDA[1]	2,350	831	183%
Adjusted net income/(loss)[1]	553	(955)	N/M
Diluted adjusted net income/(loss) per ADS[1]	0.01	(0.02)	N/M
Operating Metrics:
Gross billing	157,996	96,285	64%

“We are proud of achieving record results in gross billing, revenue, gross profit, adjusted EBITDA and adjusted net income in this quarter compared to any other first quarters in our company’s history despite facing massive challenges due to the coronavirus pandemic,” said Jian “T.J.” Tang, Chief Executive Officer and Co-Founder of iClick. “We reported revenue of US$49.0 million, an increase of 25% year-over-year, while our gross billing grew to US$158.0 million, an increase of approximately 64% from the first quarter of 2019. With the continued improvement in profitability and cost controls, we recorded gross profit of US$13.3 million, adjusted EBITDA of US$2.4 million and adjusted net income of US$0.6 million.”

“We are pleased to report that we continue to successfully ramp up our Enterprise Solutions business. This is the major initiative we expect to strengthen and grow our company for the years to come. In the first quarter revenue for this segment grew to US$4.4 million, an increase of approximately 202% from the same period of last year. This is the first time we are able to report year-over-year comparisons for this business and these results continue to confirm our expectation that this high-margin business will continue to gain strength this year and contribute to our bottom line. Additionally, we reported our second consecutive quarter of adjusted net income due in part to our efforts in building economies of scale and the development of our higher-margin Enterprise Solutions business.”

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“We remain cautiously optimistic about the future given our niche position and well diversified client portfolio, and our company will continue to optimize our operations and reduce costs in order to guard against any further negative impact from the worldwide COVID-19 outbreak. Today we reiterate our 2020 full-year revenue guidance range of $240 million to $260 million and we revise our 2020 full-year Adjusted EBITDA guidance to the range of $7 million to $10 million reflecting both the healthy outlook for market demand and our effective cost management efforts.”

First Quarter 2020 Results:

Revenue for the first quarter of 2020 grew to US$49.0 million, up approximately 25% from US$39.2 million for the same period of the prior year, attributable to the increase in contributions from our marketing solutions and enterprise solutions.

Revenue from marketing solutions grew to US$44.6 million for the first quarter of 2020, up approximately 18% from US$37.8 million for the first quarter of 2019, primarily as a result of the growing market demand from marketers.

Revenue from enterprise solutions grew to US$4.4 million for the first quarter of 2020, up approximately 202% from US$1.5 million for the first quarter of 2019, which was driven primarily by the increasing need for online and offline consumers’ behavioural data integration.

Gross profit for the first quarter of 2020 was US$13.3 million, representing an approximately 7% increase compared with US$12.4 million for the first quarter of 2019, mainly due to continual expansion of the Company’s marketing solutions and contribution from higher-margin enterprise solutions.

Total operating expenses were US$15.3 million for the first quarter of 2020, representing an approximately 5% increase compared with US$14.6 million for the first quarter of 2019, as a result of the increase in share-based compensation expense of US$0.9 million.

Operating loss was US$2.1 million for the first quarter of 2020, which compares with an operating loss of US$2.2 million for the first quarter of 2019.

Fair value losses on derivative liabilities and convertible notes were US$6.1 million for the first quarter of 2020, representing a significant increase compared to US$1.0 million for the first quarter of 2019, which were in relation to the convertible notes issued or issuable by the Company.

Net loss totalled US$8.4 million for the first quarter of 2020, compared with net loss of US$2.5 million for the first quarter of 2019. This was mainly attributable to (i) fair value losses on convertible notes of US$2.5 million in the first quarter of 2020, compared with fair value losses on convertible notes of US$1.0 million in the first quarter of 2019, (ii) fair value losses on derivative liabilities of US$3.6 million, and (iii) the increase in share-based compensation expense of US$0.9 million.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for the first quarter of 2020 was US$0.12, compared with a net loss attributable to the Company’s shareholders per basic and diluted ADS of US$0.04 for the first quarter of 2019.

Adjusted EBITDA for the first quarter of 2020 was US$2.4 million, compared with US$0.8 million for the first quarter of 2019, mainly resulting from the increase in gross profit by US$0.9 million and the increase in government grants by US$0.2 million. For a reconciliation of the Company’s adjusted EBITDA from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net income for the first quarter of 2020 was US$0.6 million, compared with an adjusted net loss of US$1.0 million in the first quarter of 2019. For a reconciliation of the Company’s adjusted net income/(loss) from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing2 grew to US$158.0 million for the first quarter of 2020, up approximately 64% from US$96.3 million in the first quarter of 2019. The increase was primarily a result of increasing marketers’ demand especially from verticals of e-commerce, online entertainment and media, and online education and training.

As of March 31, 2020, the Company had cash and cash equivalents of US$21.4 million, compared with US$36.9 million as of December 31, 2019. Restricted cash and time deposit as of March 31, 2020 amounted to US$32.2 million and US$0.4 million respectively, compared with US$23.8 million and US$0.4 million as of December 31, 2019, respectively.

Share Repurchase Program

On January 15, 2020, we announced a share repurchase program in which we may purchase our own ADSs with an aggregate value of up to US$10.0 million over the 12-month period ending on December 29, 2020. As of March 31, 2020, we had not effected the proposed share repurchases.

[2]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to clients.

Outlook

Based on the information available as of the date of this press release, iClick provided the following outlook for the first quarter of 2020 and the following outlook for the 2020 full year:

Second Quarter 2020:

•	Revenue is estimated to be between US$56 million and US$60 million.
•	Gross profit is estimated to be between US$15.5 million and US$17.5 million.

Full Year 2020:

•	Revenue is estimated to be between US$240 million and US$260 million.
•	Gross profit is estimated to be between US$70 million and US$75 million.
•	Adjusted EBITDA is estimated to between US$7 million and US$10 million.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

COVID-19 Update

We are seeing conditions gradually improve in China. Under the current macroeconomic environment, we anticipate that brands may allocate more of their advertising budgets to mobile and online targeted marketing, with the potential to benefit our mobile and performance-focused Marketing Solutions business. Brands may also see the importance of online and offline consumer behavioural data integration and analysis, which may favour our Enterprise Solutions business. Thus, we remain cautiously optimistic especially as we see strength in certain areas such as e-commerce, online gaming and online education, while it may take additional time for other sectors, such as travel and hospitality, to fully recover.

Outbreaks of COVID-19 around the world may continue to impact market conditions and potentially trigger a longer period of global economic slowdown. This could affect the overall sentiment and advertising budgets of our branding customers, which in turn may impact our Marketing Solutions business in the short term. It’s very important for our business to see things start normalizing globally as the COVID-19 pandemic may cause our multinational corporation (MNC) brands clients to decrease advertising spending on a global scale. The rapid development and fluidity of the current situation precludes any prediction as to the ultimate adverse impact of COVID-19. Management will continue to closely monitor the COVID-19 outbreaks’ impact on our operations and financial results this year and will particularly focus on business retention and collections of accounts receivable.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 22, 2020 (8:00 PM Beijing/Hong Kong time on May 22, 2020). A live and archived webcast of the conference call will be available on iClick’s investor relations website at http://ir.i-click.com.

Dial-in details for the conference call are as follows:

United States:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	+852-800-905945
Mainland China:	+86-4001-201203

Participants please ask to join the iClick Interactive Asia Group Limited conference call.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until May 29, 2020:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Canada:	+1-855-669-9658
Replay Access Code:	10144002

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe. For more information, please visit ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net income/(loss) provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Additionally, currency-neutral gross billing is calculated using actual exchange rates in use during the comparative prior year period to enhance the visibility of the underlying business trends excluding the impact of translation arising from foreign currency exchange rate fluctuations. These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China: iClick Interactive Asia Group Limited Lisa Li Phone: +86-21-3230-3931 #892 E-mail: ir@i-click.com	In the United States: Core IR John Marco Tel: +1-516-222-2560 E-mail: johnm@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended March 31,
	2020	2019

Revenue	49,035	39,218
Cost of revenue	(35,772)	(26,828)
Gross profit	13,263	12,390

Operating expenses
Research and development expenses	(1,174)	(1,344)
Sales and marketing expenses	(8,348)	(9,996)
General and administrative expenses	(5,807)	(3,238)
Total operating expenses	(15,329)	(14,578)
Operating loss	(2,066)	(2,188)
Interest expense	(435)	(205)
Interest income	208	99
Other (losses)/gains, net	(95)	772
Fair value losses on derivative liabilities and convertible notes	(6,083)	(1,001)
Loss before income tax benefit	(8,471)	(2,523)
Share of loss from an equity investee	(41)	—
Income tax benefit	84	54
Net loss	(8,428)	(2,469)
Net loss attributable to noncontrolling interests	694	334
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(7,734)	(2,135)

Net loss	(8,428)	(2,469)
Other comprehensive income:
Foreign currency translation adjustment, net of US$nil tax	1,116	925

Comprehensive loss	(7,312)	(1,544)
Comprehensive loss attributable to noncontrolling interests	712	334
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(6,600)	(1,210)

Net loss per ADS attributable to iClick Interactive Asia Group Limited
— Basic	(0.12)	(0.04)
— Diluted	(0.12)	(0.04)

Weighted average number of ADS used in per share calculation:
— Basic	64,375,721	56,376,610
— Diluted	64,375,721	56,376,610

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of March 31, 2020	As of December 31, 2019
Assets
Current assets
Cash and cash equivalents, time deposit and restricted cash	54,016	61,116
Accounts receivable, net of allowance for doubtful receivables of US$7,503 and US$3,469 as of March 31, 2020 and December 31, 2019 respectively[3]	148,290	143,971
Prepaid media costs	21,489	25,565
Other current assets	20,769	14,741
Total current assets	244,564	245,393

Non-current assets
Goodwill	65,710	65,710
Other assets	11,680	10,413
Total non-current assets	77,390	76,123

Total assets	321,954	321,516

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$554 and US$27 as of March 31, 2020 and December 31, 2019, respectively)	71,386	66,161
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$702 and US$866 as of March 31, 2020 and December 31, 2019, respectively)	25,827	27,089
Bank borrowings	48,844	36,851
Derivative liabilities and convertible notes at fair value	9,280	49,008
Other current liabilities	24,752	24,831
Total current liabilities	180,089	203,940

Non-current liabilities
Deferred tax liabilities	1,377	1,865
Other liabilities	950	1,155
Total non-current liabilities	2,327	3,020

Total liabilities	182,416	206,960

Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of March 31, 2020 and December 31, 2019, respectively; 32,059,236 and 23,870,027 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively)[4]	32	24
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of March 31, 2020 and December 31, 2019, respectively; 4,820,608 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively)	5	5
Treasury shares (1,617,249 shares and 1,744,873 shares as of March 31, 2020 and December 31, 2019, respectively)	(4,808)	(4,858)
Additional paid-in capital[4]	341,551	305,344
Statutory reserves	81	81
Accumulated other comprehensive losses	(6,345)	(7,479)
Accumulated deficit[3]	(202,721)	(191,016)
Total iClick Interactive Asia Group Limited shareholders’ equity	127,795	102,101
Noncontrolling interests	11,743	12,455

Total equity	139,538	114,556

Total liabilities and equity	321,954	321,516

[3]

The Company adopted ASC 326 using the modified retrospective method started from January 1, 2020, which changes the impairment model for financial assets measured at amortized costs by using a new forward-looking “expected loss” model that replaced the “incurred loss” model and resulted in the earlier recognition of allowances for losses. The adoption of ASC 326 resulted in recognition of allowance for doubtful accounts receivable of US$4.0 million and a corresponding increase in accumulated losses of US$4.0 million on January 1, 2020, for the cumulative effect of adopting ASC 326. The consolidated financial information related to periods prior to January 1, 2020 were not restated, and continue to be reported in accordance with previously applicable GAAP.

[4]

Certain convertible notes were converted into Class A ordinary shares of the Company during the three months ended March 31, 2020. Fair values of these convertible notes on the respective conversion date were in aggregate US$34.6 million, resulting in a credit to equity (under ordinary shares - Class A and additional paid-in capital) of the same amount.

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax benefit, (v) share-based compensation, (vi) fair value losses on derivative liabilities and convertible notes, (vii) other losses/(gains), net, (viii) convertible note issuance cost, (ix) net loss attributable to noncontrolling interests, and (x) share of loss from an equity investee.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net loss for the periods indicated:

	Three Months Ended March 31,
	2020	2019

Net loss	(8,428)	(2,469)
Add/(less):
Depreciation and amortization	1,654	1,734
Interest expense	435	205
Interest income	(208)	(99)
Income tax benefit	(84)	(54)
EBITDA	(6,631)	(683)
Add/(less):
Share-based compensation	1,575	658
Fair value losses on derivative liabilities and convertible notes	6,083	1,001
Other losses/(gains), net[5],[7]	544	(479)
Convertible note issuance cost[6]	44	—
Net loss attributable to noncontrolling interests	694	334
Share of loss from an equity investee	41	—
Adjusted EBITDA[7]	2,350	831

[5]

Other losses/(gains), net has been adjusted out, except for amounts of US$449 thousand and US$293 thousand in relation to government grants for the three months ended March 2020 and 2019, respectively.

[6]	Convertible note issuance cost represents legal and professional fee for the issue of convertible notes.
[7]	The comparative figure for the three months ended March 31, 2019 was restated to conform to the presentation of the figure for the same period of 2020.

Adjusted net income/(loss) represents net loss before (i) share-based compensation, (ii) fair value losses on derivative liabilities and convertible notes, (iii) other losses/(gains), net, (iv) convertible note issuance cost, (v) net loss attributable to noncontrolling interests, and (vi) share of loss from an equity investee. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net income/(loss) from net loss for the periods indicated:

	Three Months Ended March 31,
	2020	2019

Net loss	(8,428)	(2,469)
Add/(less):
Share-based compensation	1,575	658
Fair value losses on derivative liabilities and convertible notes	6,083	1,001
Other (losses)/gains, net[5],[7]	544	(479)
Convertible note issuance cost[6]	44	—
Net loss attributable to noncontrolling interests	694	334
Share of loss from an equity investee	41	—
Adjusted net income/(loss)[7]	553	(955)

The diluted adjusted net income/(loss) per ADS for the periods indicated are calculated as follows:

	Three Months Ended March 31,
	2020	2019

Net loss:	(8,428)	(2,469)
Add: Non-GAAP adjustments to net loss[7]	8,981	1,514
Adjusted net income/(loss)[7]	553	(955)

Denominator for net loss per ADS
- Weighted average ADS outstanding	64,375,721	56,376,610

Denominator for diluted adjusted net income/(loss) per ADS
- Weighted average ADS outstanding	71,501,720	56,376,610

Diluted net loss per ADS	(0.13)	(0.04)
Add: Non-GAAP adjustments to net loss per ADS	0.14	0.02
Diluted adjusted net income/(loss) per ADS	0.01	(0.02)